UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☑   Form C-TR: Termination of Reporting

Name of Issuer:

Wink Robotics, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       06-14-2017

Physical Address of Issuer:

5418 College Avenue, Oakland, CA 94618

Website of Issuer:

www.luumlash.com

Is there a Co-issuer – No

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C-TR to be signed on its behalf by the duly authorized undersigned.

_____

(Signature)

Tai Hsia
_____

(Name)

CFO & GC
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

_____

(Signature)

Tai Hsia
_____

(Name)

CFO & GC
_____

(Title)

May 2, 2025
_____

(Date)